BSTR Holdings, Inc.

BSTR Newco, LLC

901 N Market St, Suite 100

Wilmington, DE 19801

August 21, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, D.C. 20549

Attention:	David Irving

Jason Niethamer

Sonia Bednarowski

Irene Paik

Re: BSTR Holdings, Inc. and BSTR Newco, LLC

Request for Withdrawal of Registration Statement on Form S-4

File Nos. 333-295863 and 333-295863-01

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), BSTR Holdings, Inc. and BSTR Newco, LLC (the “Registrants”) hereby respectfully request that the Registrants’ Registration Statement on Form S-4 (File Nos. 333-295863 and 333-295863-01), together with all exhibits thereto, and as subsequently amended from time to time (the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) on May 14, 2026, be withdrawn, effective as of the date hereof. The Registrants are withdrawing the Registration Statement because they no longer plan to consummate the business combination described in the Registration Statement. The Registrants represent that no securities have been sold in connection with the Registration Statement.

The Registrants request that, in accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Please contact Lorenzo Corte (+44 20 7519 7000 or Lorenzo.Corte@skadden.com) or Maria Protopapa (+44 20 7519 7072 or Maria.Protopapa@skadden.com), of Skadden, Arps, Slate, Meagher & Flom (UK) LLP, counsel to the Registrants, if you have any other questions or concerns regarding this matter.

Sincerely,

BSTR HOLDINGS, INC.

/s/ Adam Back
Adam Back
President and Sole Director

BSTR NEWCO, LLC

/s/ Adam Back
Adam Back
Chief Executive Officer and
Sole Manager